Via Facsimile and U.S. Mail
Mail Stop 6010

April 13, 2007

Mr. David L. Norris
President and Chief Executive Officer
Entropin, Inc.
13314 Lost Key Place
Bradenton, FL 34202

Re: Entropin, Inc.
Form 10-KSB for the Fiscal Year Ended December 31, 2005
Filed April 11, 2006
File No. 000-29807

Dear Mr. Norris,

        We have completed our review of your Form 10-KSB and have no further
comments at this time.

                                        Sincerely,

                                        Jim B. Rosenberg
                                        Senior Assistant Chief
                                        Accountant